UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Wayfair Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

94419L101

(CUSIP Number)

Great Hill Partners, L.P.

Attn: John S. Dwyer

200 Clarendon Street, 29th Floor,

Boston, MA 02116
(617) 790-9400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 14, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94419L101	13D	Page 1 of 12 pages

1	Names of Reporting Persons Great Hill Investors, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 2 of 12 pages

1	Names of Reporting Persons Great Hill Equity Partners VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 3 of 12 pages

1	Names of Reporting Persons Great Hill Equity Partners VII-Pref, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 4 of 12 pages

1	Names of Reporting Persons Great Hill Equity Partners VII PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 5 of 12 pages

1	Names of Reporting Persons Great Hill Equity Partners VII-Pref PV, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 6 of 12 pages

1	Names of Reporting Persons GHEP VII Aggregator, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 7 of 12 pages

1	Names of Reporting Persons Great Hill Partners GP VII, L.P.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person PN

CUSIP No. 94419L101	13D	Page 8 of 12 pages

1	Names of Reporting Persons GHP VII, LLC
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 0.0%
14	Type of Reporting Person OO (Limited Liability Company)

CUSIP No. 94419L101	13D	Page 9 of 12 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the Schedule 13D filed with the United States Securities and Exchange Commission on April 17, 2020 (as amended to date, the “Schedule 13D”) relating to the Class A common stock (the “Common Stock”) of Wayfair Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

The Distribution

On January 14, 2021, pursuant to the previously disclosed 10b5-1 Plan, (i) GHEP VII Aggregator converted all of the 2.50% Accreting Convertible Senior Notes due 2025 (the “Notes”) owned by it, including all interest payments accrued and added thereto, and (ii) GHI and the GHEP Entities distributed all of the Common Stock owned by them or issuable to them upon conversion of the Notes to their respective partners, who in turn distributed all such shares of Common Stock to their respective partners and members (the “Distribution”).

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 76,301,981 shares of Common Stock outstanding as of the date hereof, which includes 3,490,175 shares issued upon conversion of the Notes and 72,811,806 shares of Common Stock outstanding as of October 27, 2020:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Great Hill Investors, LLC	0	0.0%	0	0	0	0
Great Hill Equity Partners VII, L.P.	0	0.0%	0	0	0	0
Great Hill Equity Partners VII-Pref, L.P.	0	0.0%	0	0	0	0
Great Hill Equity Partners VII PV, L.P.	0	0.0%	0	0	0	0
Great Hill Equity Partners VII-Pref PV, L.P.	0	0.0%	0	0	0	0
GHEP VII Aggregator, L.P.	0	0.0%	0	0	0	0
Great Hill Partners GP VII, L.P.	0	0.0%	0	0	0	0
GHP VII, LLC	0	0.0%	0	0	0	0

CUSIP No. 94419L101	13D	Page 10 of 12 pages

(c)       During the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock except for the Distribution.

(d)       None.

(e)       On January 14, 2021, following the Distribution, the Reporting Persons ceased to be the beneficial owner of any shares of Common Stock.

CUSIP No. 94419L101	13D	Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     January 20, 2021

Great Hill Investors, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners VII-Pref, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners VII PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Equity Partners VII-Pref PV, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title:Authorized Signatory

CUSIP No. 94419L101	13D	Page 12 of 12 pages

GHEP VII Aggregator, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

Great Hill Partners GP VII, L.P.

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory

GHP VII, LLC

By:	/s/ John S. Dwyer
Name: John S. Dwyer
Title: Authorized Signatory